SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 July 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

IHG ANNOUNCES REVISION AND EXTENSION OF 130 HOTEL MANAGEMENT CONTRACT WITH HOSPITALITY PROPERTIES TRUST

26 July 2011- InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces it has consolidated, revised and extended its four existing management agreements for 130 hotels with Hospitality Properties Trust (HPT) into one new 25 year management contract.  The key terms of the deal are as follows:

•    The IHG guarantee on the previous contracts has been eliminated and will not be renewed.  IHG will fund a security deposit of $37m to cover any future shortfalls to HPT's owner priority returns.  This was paid to HPT on 25
      July 2011.  The balance of the security deposit will be repaid to IHG at the end of the contract;

•    Up to 42 hotels (6,751 rooms) will be rebranded or sold by HPT, leaving 88 hotels (13,131 rooms) under IHG's brands in the revised single management contract.  These hotels will be removed from IHG's system size in 2011 in addition to one hotel which has already been sold by HPT;

•    HPT will invest $300m to renovate the remaining 88 hotels.  These include 3 InterContinental hotels, 6 Crowne Plaza hotels, 2 Holiday Inn hotels, 19 Staybridge Suites hotels and 58 Candlewood Suites hotels.  On conclusion of the refurbishments the renewed HPT estate will be strong representations of their respective brands.

• The net P&L impact to IHG in 2011 and 2012 is immaterial and IHG expects to begin earning base management fees in 2013.

• The new contract is effective as of 1 July 2011.

Chief Executive of IHG, Richard Solomons, said: "Our relationship with HPT which commenced in 2003 has been a beneficial one, allowing us, amongst other things, to accelerate our expansion into the fast growing extended stay segment.  We are delighted to announce the continuation of this relationship with one of the premier real estate owners in the US through the revision and extension of our management contract.  The exit of up to 43 hotels and the $300m investment by HPT in the remaining 88 hotels will leave us with a high quality brand defining portfolio which will be well placed to deliver superior returns to IHG over the long term."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):     +44 (0)1895 512176
Media Affairs (Leslie McGibbon, Kari Kerr):                       +44 (0)1895 512425

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Notes to Editors:

About HPT
Hospitality Properties Trust is a real estate investment trust, or REIT, headquartered in Newton, Massachusetts, which owns 288 hotels and 185 travel centers located in 44 states, Puerto Rico and Ontario, Canada.

About IHG
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® .  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.

IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 July, 2011